Exhibit 6.5

THIRD VARIATION AGREEMENT TO TECHNOLOGY LICENCE AGREEMENT

This Third Variation Agreement to the Technology License Agreement (this “Third Variation Agreement”) dated as 10 July 2018 (the “Effective Date”), is by and between Life Science Biosensor Diagnostics Pty Ltd., an Australian proprietary limited company having an address at Level 9,85 Castlereagh Street, Sydney NSW 2000 Australia “Licensor” and Glucose Biosensor Systems (Greater China) Holdings Inc. , a company having an registered office at Corporation Trust Centre, 1209 Orange St, City of Wilmington, County of New Castle, Delaware 19801 (“Licensee”) (each, a “Party” and collectively the “Parties”).

WHEREAS, the parties entered into the license agreement in respect of the Glucose Biosensor Technology dated 25 August 2017 (the “Licence Agreement”), the first variation agreement dated 8 December 2017 (the “First Variation Agreement”) and the second variation agreement dated 18 April 2018 (the “Second Variation Agreement”) (collectively referred to as the Licence Agreement in this agreement),

WHEREAS, the parties wish to amend the terms of the Licence Agreement on the terms and conditions set out in, and on and from the date of, this Third Variation Agreement. The parties acknowledge that the terms and conditions of the Licence Agreement, unless amended by this Third Variation Agreement, remain in full force and effect.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound, Licensee and Licensor agree as follows:

1.	Definitions; Interpretation

1.1       Definitions.

Ally capitalised term set out in this Third Variation Agreement has the meaning ascribed to that term in the Licence Agreement unless the context provides otherwise.

1.2       Interpretation. In this Third Variation Agreement, clause 1.2 of the Licence Agreement is adopted and incorporated by reference herein.

2.	Variation

2.1	Schedule5 - Milestones and Minimum Distribution Requirements

Clause 2 of Schedule 5 be amended by replacing the words “from the date of this Agreement” with “after the date that the Licensee lists its shares on a stock exchange for the purpose of trading”.

3-	Miscellaneous

3.1	Entire Agreement. Amendment; Waiver. This Third Variation Agreement and the Licence Agreement constitutes the entire understanding and agreement between the Parties hereto related to the subject matter hereof. Neither this Third Variation Agreement nor the Licence Agreement nor any term or provision hereof may be waived, changed, discharged or terminated except by an instrument in writing signed by the person against whom the enforcement of any waiver, change, discharge or termination is sought. No modification, amendment, supplement to or waiver of any provision of this Third Variation Agreement or the Licence Agreement will be binding upon the Parties unless made in a writing identifying the relevant provisions and signed by each Party through its authorized representative, A failure of either Party to exercise any right provided for herein shall not be deemed to be a waiver of any right hereunder.

3.2	Counterparts. This Third Variation Agreement may be executed in one or more counterparts (any one of which may be by facsimile or PDF), all of which shall constitute one and the same agreement.

3.3	Continuing agreement. Other than varied herein and by the First Variation Agreement and the Second Variation Agreement, the Licence Agreement continues in full force and effect.

IN WITNESS WHEREOF, each Party has executed this Third Variation Agreement as of the Effective Date.

LICENSOR:		LICENSEE:

Life Science Biosensor Diagnostics Pty Ltd.		Glucose Biosensor Sensor Systems (Greater China) Holdings Inc

By:	/s/ Spiro Sakiris	By:	/s/ Harry Simeonidis

Name:	Spiro Sakiris	Name:	Harry Simeonidis

Title:	Director	Title:	CEO GBSG

Date:	11 July 2018	Date:	11/7/18